Exhibit 99.11

CONSENT OF OLIVIER PETERS

March 30, 2022

VIA EDGAR

United States Securities and Exchange Commission

g
Re:	Nouveau Monde Graphite Inc. (the “Company”)
Annual Report on Form 40-F of the Company for the year ended December 31, 2021 (the “Form 40-F”)

I, Olivier Peters, hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical report (the “Technical Report”):

●	Technical Report titled “NI 43-101 Technical Feasibility Study Report for the Matawinie Graphite Project” with an effective date as of July 10, 2018 and an issue date as of December 10, 2018 and to references to the Technical Report, or portions thereof, in the Form 40-F and the exhibits filed with the Form 40-F, which is being filed pursuant to the Securities Exchange Act of 1934, as amended, and to the inclusion or incorporation by reference of the information derived from the Technical Report related to me in the Form 40-F. This consent extends to any amendments to the Form 40-F.

I also hereby consent to the use of my name in connection with reference to my involvement in the preparation of the Technical Report, to references to the Technical Report, or portions thereof, and to the inclusion or incorporation by reference of the information derived from the Technical Report related to me in the registration statement (No. 333-256340) on Form F-10. This consent extends to any amendments to the Form F-10, including post-effective amendments.

/s/ Olivier Peters
Olivier Peters